Mail Stop 4561

July 9, 2009

David W. Dunlap, Chief Financial Officer
Socket Mobile, Inc.
39700 Eureka Drive
Newark, CA 94560

> **Re:** **Socket Mobile, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 12, 2009**

Dear Mr. Dunlap:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Risk Factors

"The global economic financial crisis may continue to have an impact . . . ," page 3

1.   The paragraph under this heading states in general terms that you may have difficulty maintaining compliance with your existing bank covenants in order to retain your line of credit. It appears that the recent covenant defaults and the potential risks to investors associated with non-compliance should be presented in a prominently placed, separately captioned risk factor. Such a separately captioned risk factor should alert stockholders to your recent failures to maintain the minimum liquidity based upon the "adjusted quick ratio" covenant for the months of April and May. Your risk factors should provide specific, quantitative

information that relates to the uncertainties and conditions that present the risks to investors that you identify. To the extent that a materially complete discussion of recent covenant defaults and related matters would require text that is too extensive for the risk factors section, you should provide the detailed information in the body of the prospectus in a section that is cross-referenced in the separately captioned risk factor.

Part II. Information Not Required in Prospectus

Item 17. Undertakings, page II-2

2.   Please explain to us why you have included the undertaking provided by Item 512(i) of Regulation S-K.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

David. W. Dunlap
Socket Mobile, Inc.
July 9, 2009
Page 3

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3462. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735 if your thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via Facsimile (650) 493-6811
Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation